Exhibit 99.1 Annual General Meeting 10 August 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Annual General Meeting Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

Annual General Meeting 10 August 2018 Chairman’s Address – Michael Hammes PAGE 4

Annual General Meeting 10 August 2018 Items of Business* *Shareholders should refer to the 2018 Notice of Annual General Meeting for the full text and background to each resolution set forth in the presentation PAGE 5

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2018 • To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2018 PAGE 6

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2018 PROXY RESULTS: Votes %* For 354,634,308 99.87 Against 364,077 0.10 Open 89,449 0.03 Abstain 3,329,572 N/A Excluded 0 N/A * Percentages have been rounded PAGE 7

RESOLUTION 2: Remuneration Report for Fiscal Year 2018 • To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2018 PAGE 8

RESOLUTION 2: Remuneration Report for Fiscal Year 2018 PROXY RESULTS: Votes %* For 322,150,372 89.90 Against 36,111,103 10.08 Open 86,949 0.02 Abstain 68,982 N/A Excluded 0 N/A * Percentages have been rounded PAGE 9

RESOLUTION 3: Election/Re-election of Directors a. That Persio Lisboa be elected as a director b. That Andrea Gisle Joosen, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director c. That Michael Hammes, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director d. That Alison Littley, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director PAGE 10

RESOLUTION 3(a): Election of Director – Persio Lisboa PROXY RESULTS: Votes %* For 349,686,280 97.58 Against 8,600,529 2.40 Open 89,449 0.02 Abstain 41,148 N/A Excluded 0 N/A * Percentages have been rounded PAGE 11

RESOLUTION 3(b): Re-election of Director – Andrea Gisle Joosen PROXY RESULTS: Votes %* For 346,310,841 96.88 Against 11,062,886 3.09 Open 89,449 0.03 Abstain 954,230 N/A Excluded 0 N/A * Percentages have been rounded PAGE 12

RESOLUTION 3(c): Re-election of Director – Michael Hammes PROXY RESULTS: Votes %* For 355,427,758 99.19 Against 2,843,041 0.79 Open 86,949 0.02 Abstain 59,658 N/A Excluded 0 N/A * Percentages have been rounded PAGE 13

RESOLUTION 3(d): Re-election of Director – Alison Littley PROXY RESULTS: Votes %* For 357,531,142 99.77 Against 768,460 0.21 Open 89,449 0.02 Abstain 28,355 N/A Excluded 0 N/A * Percentages have been rounded PAGE 14

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2019 PAGE 15

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration PROXY RESULTS: Votes %* For 358,119,512 99.94 Against 135,626 0.03 Open 93,919 0.03 Abstain 68,349 N/A Excluded 0 N/A * Percentages have been rounded PAGE 16

RESOLUTION 5: Re-Approval of the James Hardie Industries Long Term Incentive Plan (LTIP) 2006 • That approval is given for all purposes for further amendment to, and continued operation of, the James Hardie Industries Long Term Incentive Plan 2006 (as amended) PAGE 17

RESOLUTION 5: Re-Approval of the James Hardie Industries Long Term Incentive Plan 2006 PROXY RESULTS: Votes %* For 352,922,238 98.64 Against 4,790,693 1.34 Open 86,949 0.02 Abstain 617,526 N/A Excluded 0 N/A * Percentages have been rounded PAGE 18

RESOLUTION 6: Grant of Return on Capital Employed Restricted Stock Units • Approve the grant of Return on Capital Employed (ROCE) Restricted Stock Units (RSUs) under the 2006 LTIP (as amended) to James Hardie’s Director and Chief Executive Officer, Louis Gries PAGE 19

RESOLUTION 6: Grant of Return on Capital Employed Restricted Stock Units PROXY RESULTS: Votes %* For 333,162,388 93.12 Against 24,526,874 6.86 Open 86,949 0.02 Abstain 641,195 N/A Excluded 0 N/A * Percentages have been rounded PAGE 20

RESOLUTION 7: Grant of Relative Total Shareholder Return RSUs • Approve the grant of Relative Total Shareholder Return (TSR) RSUs to James Hardie’s Director and Chief Executive Officer, Louis Gries PAGE 21

RESOLUTION 7: Grant of Relative Total Shareholder Return RSUs PROXY RESULTS: Votes %* For 324,908,939 90.81 Against 32,785,088 9.17 Open 86,949 0.02 Abstain 636,430 N/A Excluded 0 N/A * Percentages have been rounded PAGE 22

RESOLUTION 8: Amendment of the Company’s Articles of Association • Approve certain amendments to the Company’s Articles of Association* in order to update and improve the procedure pursuant to which directors of the Company periodically retire and stand for re-election * As set out in full in the Annexure of the 2018 Notice of Annual General Meeting PAGE 23

RESOLUTION 8: Amendment of the Company’s Articles of Association PROXY RESULTS: Votes %* For 322,089,095 89.88 Against 36,154,273 10.09 Open 100,411 0.03 Abstain 73,627 N/A Excluded 0 N/A * Percentages have been rounded PAGE 24

Other Items of Business PAGE 25

Annual General Meeting 10 August 2018